

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2020

Horacio D. Rozanski
President and Chief Executive Officer
Booz Allen Hamilton Holding Corp
8283 Greensboro Drive
McLean, Virginia 22102

       Re: Booz Allen Hamilton Holding Corp
            Preliminary Proxy Statement on Schedule 14A
            Filed June 8, 2020
            File No. 001-34972

Dear Mr. Rozanski:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed June 8, 2020

General

1.   We note that there is an exclusive forum provision in the twelfth article of your fifth amended and restated certificate of incorporation that identifies The Court of Chancery of the State of Delaware as the sole and exclusive forum for certain enumerated actions, including "derivative actions." Please disclose the extent to which this provision applies to actions arising under the Securities Act and/or the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws. If the provision does not apply to actions

arising under the Securities Act or the Exchange Act, please also ensure that the exclusive forum provision in the governing document states this clearly, or tell us how you will ensure that investors will be informed in future filings that the provision does not apply to actions arising under the Securities Act or the Exchange Act.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Matthew E. Kaplan